QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Cimarex Energy Co.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six months ended June 30,		Years ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before income taxes and cumulative change in accounting principle	$(1,585,951)	$456,600	$805,901	$893,700	$560,550	$841,481	$913,731
Additions:
Fixed charges as shown below	44,771	33,109	77,628	59,385	51,227	37,380	38,641

	44,771	33,109	77,628	59,385	51,227	37,380	38,641

Subtractions:
Interest capitalized	17,987	15,865	35,925	31,517	35,174	29,057	29,215

	17,987	15,865	35,925	31,517	35,174	29,057	29,215

Earnings (losses) as adjusted	$(1,559,167)	$473,844	$847,604	$921,568	$576,603	$849,804	$923,157

Fixed charges:
Interest on indebtedness, expensed or capitalized	42,553	30,766	72,865	54,973	49,317	35,611	36,527
Amortization of discount on indebtedness, expensed or capitalized	—	—	—	—	—	—	86
Interest within rent expense	2,218	2,343	4,763	4,412	1,910	1,769	2,028

Total fixed charges	$44,771	$33,109	$77,628	$59,385	$51,227	$37,380	$38,641

Ratio of earnings to fixed charges	— (a)	14.3x	10.9x	15.5x	11.3x	22.7x	23.9x

(a)
In the six months ended June 30, 2015, earnings were insufficient to cover fixed charges by $1.6 billion and therefore no ratio is shown. The insufficiency was due primarily to significant decreases in realized commodity prices during the six months ended June 30, 2015, resulting in significantly lower revenues and non-cash impairments of our oil and gas properties.

QuickLinks

  Exhibit 12.1
Cimarex Energy Co. Computation of Ratio of Earnings to Fixed Charges (Dollars in thousands)